Exhibit 99.1

Canadian Solar Reports First Quarter 2014 Results

GUELPH, Ontario, May 16, 2014 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Highlights

•                  Solar module shipments were 500 MW, compared to 621 MW in the fourth quarter of 2013 and to first quarter guidance in the range of 470 MW to 490 MW.

•                  Net revenue was $466.3 million, compared to $519.5 million in the fourth quarter of 2013 and to first quarter guidance in the range of $415 million to $430 million.

•                  Net revenue from the total solutions business as a percentage of total net revenue was 27.4% compared to 23.4% in the fourth quarter of 2013.

•                  Gross margin was 14.7%, compared to 19.5% in the fourth quarter of 2013 and to first quarter guidance in the range of 14% to 16%.

•                  Diluted earnings per share were $0.07, compared to $0.39 in the fourth quarter of 2013.

•                  Cash, cash equivalents and restricted cash balances at the end of the quarter totaled $781.0 million, compared to $679.4 million at the end of the fourth quarter of 2013.

•                  Net cash used in operating activities was $153.7 million, compared to net cash provided by operating activities of $73.2 million in the fourth quarter of 2013.

•                  During the quarter, the Company closed the sale of one solar power plant in Ontario, Canada to BluEarth valued at over C$53 million.

First Quarter 2014 Results

Net revenue for the first quarter of 2014 was $466.3 million, down 10.2% from $519.5 million in the fourth quarter of 2013 and up 76.9% from $263.6 million in the first quarter of 2013.  Total solar module shipments in the first quarter of 2014 were 500 MW, compared to 621 MW in the fourth quarter of 2013 and 340 MW in the first quarter of 2013.  Solar module shipments in the first quarter of 2014 included 49 MW used in the Company’s total solutions business, compared to 41 MW in the fourth quarter of 2013 and 23 MW in the first quarter of 2013.

By geography, in the first quarter of 2014, sales to Asia and other markets represented 50.4% of net revenue, sales to the Americas represented 43.6% of net revenue, and sales to Europe represented 6.0% of net revenue, compared to, 62.4%, 32.1% and 5.5%, respectively, in the fourth quarter of 2013 and 57.4%, 17.9% and 24.7%, respectively, in the first quarter of 2013.

	Q1 2014		Q4 2013		Q1 2013
	US$M	%	US$M	%	US$M	%
Asia and others	234.7	50.4	323.8	62.4	151.5	57.4
Americas	203.4	43.6	167.0	32.1	47.1	17.9
Europe	28.2	6.0	28.7	5.5	65.0	24.7
Total	466.3	100.0	519.5	100.0	263.6	100.0

Gross profit in the first quarter of 2014 was $68.6 million, compared to $101.3 million in the fourth quarter of 2013 and $25.6 million in the first quarter of 2013.  The sequential decrease in gross profit was primarily due to lower module shipments in the first quarter of 2014.  The year-over-year increase in gross profit was primarily due to higher module shipments, as well as the increase in revenue contribution from the Company’s higher margin total solutions business.  Gross margin in the first quarter of 2014 was 14.7%, compared to 19.5% in the fourth quarter of 2013 and 9.7% in the first quarter of 2013.

Total operating expenses were $42.0 million in the first quarter of 2014, down 24.9% from $56.0 million in the fourth quarter of 2013 and up from $7.5 million in the first quarter of 2013.

Selling expenses were $24.7 million in the first quarter of 2014, down 13.0% from $28.5 million in the fourth quarter of 2013 and up 31.8% from $18.8 million in the first quarter of 2013.  The sequential decrease in selling expenses was primarily due to lower bonus and labor costs and the seasonal decline in module shipments. The year-over-year increase in selling expenses was primarily due to higher shipping costs, as well as higher labor costs, partially offset by lower marketing expenses.

General and administrative expenses were $14.7 million in the first quarter of 2014, down 39.3% from $24.3 million in the fourth quarter of 2013 and up from negative $13.7 million in the first quarter of 2013.  The sequential decrease in general and administrative expenses was primarily due to the asset impairment charge of $3.7 million related to the mono-crystalline furnaces in the Luoyang plant and $1.2 million of bad debt allowance taken in the fourth quarter of 2013.  The year-over-year increase in general and administrative expenses was primarily due to reversal of the provision for an arbitration decision against the Company totaling approximately $30.0 million in the first quarter of 2013.

Research and development expenses were $2.5 million in the first quarter of 2014, compared to $3.2 million in the fourth quarter of 2013 and $2.4 million in the first quarter of 2013.

Operating margin was 5.7% in the first quarter of 2014, compared to 8.7% in the fourth quarter of 2013 and 6.8% in the first quarter of 2013.

Interest expense in the first quarter of 2014 was $12.0 million, compared to $9.9 million in the fourth quarter of 2013 and $14.6 million in the first quarter of 2013.  The sequential increase in interest expense was primarily due to higher bank charges, as well as the interest on the convertible senior notes issued in the first quarter of 2014.

Interest income in the first quarter of 2014 was $2.8 million, compared to $2.8 million in the fourth quarter of 2013 and $3.3 million in the first quarter of 2013.

The Company recorded a loss on change in fair value of derivatives of $7.4 million in the first quarter of 2014, compared to a gain of $8.9 million in the fourth quarter of 2013 and a gain of $1.7 million in the first quarter of 2013.  Net foreign exchange gain in the first quarter of 2014 was $0.9 million compared to a net foreign exchange loss of $18.5 million in the fourth quarter of 2013 and a net foreign exchange loss of $14.8 million in the first quarter of 2013.

Income tax expense in the first quarter of 2014 was $7.3 million, compared to income tax expense of $3.7 million in the fourth quarter of 2013 and income tax benefit of $3.4 million in the first quarter of 2013.

Net income attributable to Canadian Solar in the first quarter of 2014 was $3.8 million, or $0.07 per diluted share, compared to net income of $20.9 million, or $0.39 per diluted share, in the fourth quarter of 2013, and net loss of $4.4 million, or $0.10 per diluted share, in the first quarter of 2013.

Financial Condition

As of March 31, 2014, the Company had $781.0 million of cash, cash equivalents and restricted cash, compared to $679.4 million as of December 31, 2013.

On February 18, 2014, the Company closed a concurrent offering of 3,194,700 common shares and $150 million in principal amount of 4.25% convertible senior notes due 2019, receiving net proceeds of approximately $255.7 million after deducting discounts and commissions but before offering expenses.

Accounts receivable, net of allowance for doubtful accounts, at the end of the first quarter of 2014 were $343.7 million, compared to $280.7 million at the end of the fourth quarter of 2013.  Accounts receivable turnover was 71 days in the first quarter of 2014, compared to 59 days in the fourth quarter of 2013.

Inventories at the end of the first quarter of 2014 were $376.4 million, compared to $231.2 million at the end of the fourth quarter of 2013.  Inventory turnover was 74 days in the first quarter of 2014, compared to 53 days in the fourth quarter of 2013.

Accounts and notes payable at the end of the first quarter of 2014 were $665.0 million, compared to $639.4 million at the end of the fourth quarter of 2013.

Short-term borrowings at the end of the first quarter of 2014 were $801.4 million, compared to $778.5 million at the end of the fourth quarter of 2013.  Long-term debt at the end of the first quarter of 2014 was $163.5 million, compared to $151.4 million at the end of the fourth quarter of 2013.  Senior convertible notes totaled $150 million at the end of the first quarter of 2014, compared to nil at the end of the fourth quarter of 2013.  Short-term borrowings and long-term debt directly related to utility-scale solar power projects totaled $218.3 million at the end of the first quarter of 2014.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “Both shipments and revenue for the first quarter exceeded our guidance, in this seasonally slow quarter.  Demand remained strong in our key target markets, such as Canada, Japan, and the U.S., and we benefited from a slightly higher average selling price for our modules.  We also made progress on our total solutions business, which contributed 27.4% of our total net revenue in the first quarter of 2014, up from 23.4% in the fourth quarter of 2013.  In addition, during the quarter we successfully completed a concurrent equity and convertible bond offering which positions us well to accelerate the development of our solar power project business and contribute to our profitable growth in the quarters ahead.”

Michael G. Potter, Senior Vice President and Chief Financial Officer of Canadian Solar, commented: “We continue to execute according to plan, as we secure, develop and ultimately sell our utility-scale solar projects and continue to profitably operate our solar module business.  Gross margin was 14.7%, and was impacted approximately 1% by the effects of a small fire in our cell factory.  We hope to recover that from insurance later this year.  We were able to reduce operating expenses by 24.9% in the first quarter to match the seasonally lower shipment level.  Our inventory balance increased by $145.3 million at the end of the first quarter compared to the fourth quarter, in order to support expected demand growth from our module business and our total solutions business, including construction delayed by the severe winter conditions in North America in the first quarter.  We ended the first quarter with $781.0 million in cash, cash equivalents and restricted cash, up from $679.4 million at the end of the fourth quarter.  This continues to give us a considerable advantage as we pursue higher margin solar module and utility-scale project opportunities in our target markets.”

Utility Scale Project Pipeline Update

At the end of March 2014, the Company had a pipeline of late stage utility-scale solar projects totaling approximately 1.2 GW DC.  These projects include owned and joint-venture projects as well as projects where the Company provides engineering, procurement and construction (EPC) services.

In Canada, during the first quarter of 2014, the Company closed the sale of the Little Creek project in Ontario, Canada to BluEarth for over C$53.0 million.  During the quarter the Company also completed the sale of two projects, Westbrook and Oro, to a fund managed by BlackRock and simultaneously entered into EPC contracts to complete the construction of these projects.  In addition, the Demorestville project, a project previously sold to a fund managed by BlackRock, commenced commercial operation in the first quarter of 2014.  Another project, William Rutley, is in commercial operation pending completion of the sale to an investor.  The Company’s late stage solar project pipeline in Ontario, Canada, including those in construction, now stands at approximately 453 MW DC, representing a revenue opportunity of approximately C$1.7 billion once the projects are built and connected to the grid.

The following table summarizes the status of the Company’s solar projects in Ontario, Canada at the end of March 2014:

Project Pipeline	MW (DC)	Status	COD or Expected COD (1)	End Buyer
Liskeard 1, 3 and 4	42.0	In Construction	2014 Q3/Q4	TransCanada
William Rutley	13.9	Commercial Operation	2012 Q4	TransCanada
Alfred	14.0	Permitting	2015 Q2	TransCanada
Foto Light LP	14.0	Engineering	2014 Q4	TBD
Illumination LP	14.0	Engineering	2015 Q2	DIF
Gold Light LP	14.0	Engineering	2014 Q4	DIF
Beam Light LP	14.0	Engineering	2015 Q2	DIF
Earth Light LP	14.0	Permitting	2015 Q2	Concord
Lunar Light LP	14.0	Engineering	2015 Q2	BluEarth
Discovery Light LP	11.6	In Construction	2014 Q4	TBD
Sparkle Light LP	14.0	In Construction	2014 Q4	BluEarth
GlenArm LP	14.0	In Construction	2014 Q4	DIF
Good Light LP	14.0	In Construction	2014 Q3	BluEarth
Aria LP	12.6	Engineering	2015 Q2	Concord
Ray Light LP	14.0	In Construction	2014 Q3	Concord
Mighty Solar LP	14.0	In Construction	2014 Q3	Concord
City Lights LP	14.0	Engineering	2014 Q4	TBD
Highlight (Val Caron) (2)	14.0	In Construction	2014 Q2	Concord
Oro-Medonte 4	7.7	In Construction	2014 Q4	BlackRock
Taylor Kidd	8.0	In Construction	2014 Q3	BlackRock
Demorestville	0.1	Commercial Operation	2014 Q1	BlackRock
Westbrook	8.7	In Construction	2014 Q3	BlackRock
Penn Energy	29.3	In Construction	2014 Q2/3	Penn Energy
Grand Renewable Ph. I (Samsung)	123.0	In Construction	2015 Q1	GRSP
Total	452.9

(1) Commercial Operation Date.

(2) Subsequent to the end of the first quarter of 2014, this project has reached COD and is in the customer tests and sales closing process.

In the United States, during the first quarter of 2014, the Company completed construction of two solar power plants totaling approximately 13 MW DC.   At the end of the quarter, the Company’s late stage, utility-scale solar power project pipeline in the United States totaled approximately 151 MW DC.

In Japan, in the first quarter of 2014, the Company was able to increase its utility-scale solar power project pipeline to 343 MW DC.  In addition, the Company has short-listed buyers and partners for the first bundle of projects totaling 11 MW.  The Company expects to start construction of the first project in the near future.  The Company continues to work on expanding its project pipeline in Japan, and expects it to total approximately 600 MW by the end of 2014.  Meanwhile, we have noticed that construction permitting for some projects in Japan takes longer time than we had hoped for.

The following table summarizes the status of the Company’s solar projects in Japan at the end of March 2014:

Project Pipeline	MW (DC)	FIT (JPY/kWh)	Expected COD
Project 1	44.5	40	2016
Project 2	29.8	36	2016
Project 3	25.0	40	2016
Project 4	12.8	36	2015
Project 5	3.4	40	2015
Project 6	25.0	36	2016
Project 7	16.0	32	2015
Project 8	29.0	36	2016
Project 9	20.0	36	2016
Project 10	12.0	36	2015
Project 11	1.2	40	2014
Project 12	1.7	36	2015
Project 13	0.9	40	2014
Project 14	2.3	36	2015
Project 15	1.6	40	2015
Project 16	2.3	36	2015
Project 17	1.9	40	2015
Project 18	1.3	36	2015
Project 19	2.3	36	2015
Project 20	3.8	40	2015
Project 21	40.0	36	2016
Project 22	10.0	36	2015
Project 23	24.0	32	2015
Project 24	20.0	36	2016
Project 25	12.0	36	2016
Total	342.7

In China, as of the end of the first quarter of 2014, the Company has identified a pipeline of late stage utility-scale solar power project pipeline totaling 290 MW, and is continuing with the permitting process.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates with respect to operating and market conditions, its current order book, global and local financing environment as well as uncertainty relating to customer final demand and solar project construction schedule.  Management’s views and estimates are subject to change without notice.

For the second quarter of 2014, the Company expects module shipments to be in the range of approximately 600 MW to 630 MW.  Total revenue for the second quarter of 2014 is expected to be in the range of $560 million to $590 million, with gross margin expected to be between 17% and 19%.

For full year 2014, the Company reaffirms its guidance for annual module shipments to be in the range of 2.5 GW to 2.7 GW, including 400 MW to 500 MW of project recognition.  In addition, the Company expects to build and/or hold up to 250 MW of project assets during 2014.  The Company also reaffirms guidance for net revenue in 2014 to be in the range of approximately $2.7 billion to $2.9 billion.

The Company’s Canadian and U.S. project revenue recognition is expected to be back-end loaded in 2014 due to permitting and construction scheduling as well as US GAAP accounting rules which, for most Canadian projects, only allow revenue recognition after the commercial operation date (COD) and the transfer of ownership to end customers.  The estimated COD of all of the Company’s late-stage projects in Canada, the U.S., Japan and China is subject to change without notice as a result of delays in permitting and construction, among other risk factors.  The acceptance tests and closing process will start after COD. The length of acceptance tests may be affected by the solar radiation level and other weather conditions, therefore, the close of project sales transaction may not always occur in the same quarter of COD.

The Company has recently commissioned another module workshop in its flagship factory in Changshu, Jiangsu Province, China. This brings our total annual module production capacity to 3 GW. Meanwhile, the Company will start construction of a new solar cell production site in Funing, Jiangsu Province, China and expects to bring 60 MW of new cell capacity on line by the end of 2014. If fully built, the new site can host up to 1.2 GW of solar cell production capacity. While this new site provides room for continuous growth, the Company will make further investment decisions only if it determines that the market demands exist and will remain healthy for the long term.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “We are experiencing strong demand for our products in all key geographies and expect reasonably strong global market demand growth in 2014.  We expect Japan, Canada, China, and the U.S., among others, to remain healthy markets for us through 2014.  We continue to believe that in 2014, and for several years to follow, China will be the biggest market in the world, with at least 11 GW to 12GW of solar module installations this year with the possibility of achieving the total announced target of 14 GW.  We are also excited with our prospects in the U.S. market, and having recently ramped up our module production capacity in our Canadian plant, we will start shipping significant volumes from Canada to the U.S. On the project business front, we also expect to continue our steady progress. With the severe Ontario winter and subsequent snow melt flooding events behind us, we recently ramped up construction activities, and expect to make significant progress in all of our project sites from the spring to the fall.”

“It is also worth mentioning that although the permitting of some Japanese projects takes longer than expected, we are making progress in our project business in this country. We have recently short-listed both buyers and local EPC contractors for the first bundle of projects totaling 11 MW. We will soon be able to announce the construction commencement of the first 1 MW project.  Though that sounds like a humble start, it allows us to establish the market benchmark of project transaction value and EPC cost for our future projects in Japan.  It also signals our transaction from one of the largest brand module suppliers to a provider of both solar project and module solutions.”

Recent Developments

On May 14, 2014, Canadian Solar announced a partnership with IKEA Australia, a globally celebrated leader of the retail industry to build 3.6 MW of solar systems.  The 3.6 MW project will span across seven IKEA sites located in Victoria, New South Wales, and Queensland, and will generate enough clean energy to offset approximately 4,000 tons of CO2 annually.

On May 12, 2014, Canadian Solar announced that it won the Randstad Award as One of Canada’s Most Attractive Employers, in a survey by Randstad Canada, the country’s leading staffing, recruitment, and HR services company. Canadian Solar was selected as the fourth most attractive employer by more than 8,500 Canadians and ranked amongst the 150 largest companies in Canada.

On May 2, 2014, Canadian Solar announced that the National Bank of Canada will provide the Company with C$115.5 million, in short-term construction financing. The credit facility will be used to support the construction of three solar power projects in Ontario, Canada, totaling 30 MW AC.

On April 22, 2014, Canadian Solar announced that it was awarded a module supply agreement to provide 43 MW of photovoltaic modules to power the second largest solar project in Japan.

On April 16, 2014, Canadian Solar announced the completion of the first diesel hybrid PV system in the remote microgrids in northern Ontario, Canada.  The 152kW rooftop solar array on the Deer Lake First Nation Elementary School, completed by Canadian Solar with its supplier partners, is the first project under a strategic partnership with NCC Development, LP a First Nation renewable energy management company.

On April 1, 2014, Canadian Solar announced that The Manufacturer’s Life Insurance Company (“Manulife”) agreed to provide approximately C$50.5 million in construction and term financing to Canadian Solar for the Company’s Mighty Solar power project located in Ontario, Canada.  The Mighty Solar project will be acquired by Concord Green Energy Inc. once in commercial operation.

On March 27, 2014, Canadian Solar announced that its wholly-owned subsidiary, Canadian Solar Solutions Inc., completed the sale of Little Creek, an 8.5 MW AC solar power plant valued at over C$53.0 million to a BluEarth Renewables Inc. subsidiary.

On March 14, 2014, Canadian Solar announced the opening of Canadian Solar Microgrid Testing Centre.  The Centre will focus on micro-grid solution testing, system solution design and smart grid assessment services.

On March 6, 2014, the London, Ontario community celebrated the creation of more than 200 local renewable energy jobs at the grand opening of Canadian Solar’s newest manufacturing facility.

On March 6, 2014, Canadian Solar announced that Manulife agreed to provide C$48 million in construction and term financing to Canadian Solar for the Company’s Val Caron solar power project located in Ontario, Canada.

Conference Call Information

The Company will hold a conference call on Friday May 16, 2014 at 8:00 a.m. U.S. Eastern Time (8:00 p.m., May 16, 2014 in Hong Kong) to discuss the Company’s first quarter results and business outlook.  The dial-in number for the live conference call is +1-877-703-6107 or +1-857-244-7306, with passcode 19038700.  A live webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 4 hours after the conclusion of the call until 11:00 p.m. on May 23, 2014, U.S. Eastern Time (11:00 a.m., May 24, 2014 in Hong Kong) and can be accessed by dialing +1-617-801-6888 or +1-888-286-8010 and entering the passcode 18179910.  A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest and foremost solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 6 GW of premium quality solar modules to customers in over 70 countries. Canadian Solar is committed to improve the environment and dedicated to provide advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements:

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC investigation as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany, Japan, the U.S. and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2014. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended
	March 31,	December 31,	March 31,
	2014	2013	2013
Net revenues	466,324	519,469	263,611
Cost of revenues	397,716	418,213	238,054
Gross profit	68,608	101,256	25,557
Operating expenses:
Selling expenses	24,746	28,457	18,771
General and administrative expenses	14,740	24,268	(13,672)
Research and development expenses	2,548	3,234	2,442
Total operating expenses	42,034	55,959	7,541
Income from operations	26,574	45,297	18,016
Other income (expenses):
Interest expense	(12,031)	(9,948)	(14,631)
Interest income	2,840	2,777	3,265
Gain (loss) on change in foreign currency derivatives	(7,407)	8,936	1,683
Foreign exchange gain (loss)	873	(18,532)	(14,753)
Others	47	428	—
Other expenses, net	(15,678)	(16,339)	(24,436)
Income (loss) before incomes taxes and equity in earnings (loss) of unconsolidated investees	10,896	28,958	(6,420)
Income tax (expense) benefit	(7,345)	(3,687)	3,367
Equity in earnings (loss) of unconsolidated investees	521	(1,216)	(865)
Net income (loss)	4,072	24,055	(3,918)
Less: Net income attributable to non—controlling interests	289	3,108	459
Net income (loss) attributable to Canadian Solar Inc.	3,783	20,947	(4,377)

Earnings (loss) per share — basic	$0.07	$0.41	$(0.10)
Shares used in computation — basic	52,638,946	50,494,856	43,295,638
Earnings (loss) per share — diluted	$0.07	$0.39	$(0.10)
Shares used in computation — diluted	55,176,154	53,317,482	43,295,638

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended
	March 31,	December 31,	March 31,
	2014	2013	2013
Net Income (loss)	4,072	24,055	(3,918)
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustments	(11,985)	(3,420)	(1,977)
Comprehensive income (loss)	(7,913)	20,635	(5,895)
Less: comprehensive income (loss) attributable to non-controlling interests	86	2,115	(97)
Comprehensive income (loss) attributable to Canadian Solar Inc.	(7,999)	18,520	(5,798)

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of US Dollars)

	March 31, 2014	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	364,197	228,250
Restricted cash	416,774	451,153
Accounts receivable trade, net	343,729	280,694
Accounts receivable, unbilled	11,315	13,947
Amount due from related parties	7,271	4,689
Inventories	376,418	231,158
Value added tax recoverable	16,079	15,705
Advances to suppliers — current	43,951	42,028
Foreign currency derivative assets	1,264	7,323
Project assets — current	332,871	344,162
Prepaid expenses and other current assets	142,591	100,247
Total current assets	2,056,460	1,719,356
Property, plant and equipment, net	388,090	407,605
Deferred tax assets, net	59,659	62,950
Prepaid land use right	18,511	18,776
Investments in affiliates	34,164	34,070
Intangible assets, net	5,542	5,657
Project assets — non-current	188,083	160,836
Other non-current assets	45,812	44,485
TOTAL ASSETS	2,796,321	2,453,735

LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term borrowings	801,397	778,513
Accounts and notes payable	665,035	639,376
Amounts due to related parties	22,494	19,872
Other payables	92,418	101,266
Advances from customers	79,728	75,328
Foreign currency derivative liabilities	5,685	597
Other current liabilities	205,449	163,407
Total current liabilities	1,872,206	1,778,359
Accrued warranty costs	43,613	40,605
Convertible senior notes	150,000	—
Long-term borrowings	163,488	151,392
Liability for uncertain tax positions	14,828	17,192
Deferred tax liabilities — non-current	6,294	24,044
Loss contingency accruals	29,579	29,698
TOTAL LIABILITIES	2,280,008	2,041,290
Equity:
Redeemable non-controlling interests	10,537	10,948
Common shares	672,204	561,242
Additional paid-in capital	(30,892)	(32,121)
Accumulated deficit	(188,720)	(192,503)
Accumulated other comprehensive income	42,128	53,910
Total Canadian Solar Inc. shareholders’ equity	494,720	390,528
Non-controlling interests in subsidiaries	11,056	10,969
TOTAL EQUITY	505,776	401,497
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	2,796,321	2,453,735